February 26, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:    Pandora Media, Inc.
Application for Withdrawal of Registration Statement on Form S-3

Filed November 2, 2017
File No. 333-221288

Ladies and Gentlemen:

Pandora Media, Inc., a Delaware corporation (the "Company"), hereby requests that its Registration Statement on Form S-3 (File No. 333-221288), originally filed with the Securities and Exchange Commission (the "Commission") on November 2, 2017 (the "Registration Statement"), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR technical coding. The Registration Statement was incorrectly coded and filed as an "S-3," whereas the Company intended the Registration Statement to be filed with the Commission with the code "S-3ASR." The Company has refiled the Registration Statement with the code "S-3ASR." No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Martin Wellington of Sidley Austin LLP at (650) 565-7123.

Very truly yours,

PANDORA MEDIA, INC.

By:	/s/ Jeremy Liegl
	Name:	Jeremy Liegl
	Title:	Assistant Secretary and Deputy General Counsel